Exhibit 99.2

FEMTO TECHNOLOGIES INC. (Formerly BYND Cannasoft Enterprises Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited, consolidated financial statements and notes thereto of Femto Technologies Inc. (“Femto” or the “Company”) for the six-month period ended June 30, 2025 (the “Financial Statements”). The information contained in this MD&A is current to August 26, 2025.

The Financial Statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In accordance with IFRS, management is required to make assumptions that affect the reported amounts of assets, liabilities and expenses in addition to the disclosure of contingent liabilities at the date of the financial statements and reporting amounts. The Company bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. However, actual results could differ materially from those estimates. See Note 2 to the Financial Statements for management’s analysis of the Company’s critical accounting estimates.

Additional information relating to the Company, including the Company’s Form 20-F Annual Report for the year ended December 31, 2024, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains certain statements that may constitute “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements include but are not limited to, statements regarding future anticipated business developments and the timing thereof, regulatory compliance, sufficiency of working capital, business and financing plans, and the Company’s intended use of proceeds from the sale of its securities. Although the Company believes that such forward-looking statements are reasonable at the time they are made, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events. The Company cautions investors that forward-looking statements are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual results may differ materially from those expressed or implied in forward-looking statements. Such factors, include, without limitation, the Company’s ability to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. Other factors that could affect actual results are uncertainties pertaining to government regulations, both domestic as well as foreign, and the changes within the capital markets. Further risks and uncertainties are disclosed under the section “Risk Management”.

GOING CONCERN

The Financial Statements have been prepared on a going concern basis, which contemplates the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required.

OUTLOOK

The Company’s primary focus for the foreseeable future will be: (i) the continuation of its current software business, and (ii) the development of the Sensera Device (formerly the EZ-G device), a unique, patent-pending device that, combined with proprietary software, regulates the flow of low-concentration cannabidiol (“CBD”) oils into the soft tissues of the female sexual organs (the “Sensera Device”).

DESCRIPTION OF BUSINESS

Femto Technologies Inc. (formerly known as BYND Cannasoft Enterprises Inc.) was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021.

Recent Developments

●	On July 7, 2025 the Company announced it submitted a notice of appeal regarding the decision of the Nasdaq Hearings Panel to delist its shares from trading.

●	On June 23, 2025, the Company canceled and returned to treasury 19,747 subordinate voting shares it has repurchased under the repurchase program announced on May 15, 2025.

●	On June 20, 2025, the Company announced that the Nasdaq Hearings Panel has determined to delist the subordinate voting shares of the Company from the Nasdaq Stock Market at the open of trading on June 23, 2025. Starting on that day the Company’s subordinate voting shares began trading on the OTCID under the symbol “FMTOF”

●	On May 15, 2025, the Company announced stock repurchase program to repurchase up to 43,025 subordinate voting shares of the Company.

●	On May 13, 2025, the Company announced the U.S. Patent and Trademark Office granted the Company a notice of allowance for use of its Sensera design.

●	On May 9, 2025, the Company announced that it has received on May 8, 2025 a notification letter from Nasdaq stating that based on its review of the Company’s recent private placement transaction that was completed on February 26, 2025 (the “Placement”), Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority under Listing Rule 5101.

The Company intends to appeal Staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities pending the Panel’s decision.

●	On May 7, 2025, the Company announced the U.S. Patent and Trademark Office granted the Company a notice of allowance for use of its proprietary smart release system technology.

●	On April 22, 2025, the Company effected a 1-for-500 reverse stock split of its outstanding Subordinate Voting Shares.

●	On February 28, 2025, the Company completed the transactions contemplated under a securities purchase agreement (the “Purchase Agreement”) with institutional investors for the purchase and sale of approximately US$17 million of Subordinate Voting Shares and pre-funded and investor warrants at a price of us$4.17 per Subordinate Voting Unit. The offering (the “Private Placement”) consisted of the sale of Subordinate Voting Units (or Pre-Funded Units), each consisting of (i) one Subordinate Voting Share or Pre-Funded Warrant, (ii) one Series A Warrant to purchase one Subordinate Voting Share per warrant (the “Series A Warrants”) and (iii) one Series B Warrant to purchase one Subordinate Voting Share per warrant (the “Series B Warrants”). The offering price per Subordinate Voting Unit was US$4.17 (or US$4.16999 for each Pre-Funded Unit, which is equal to the offering price per Subordinate Voting Unit sold in the offering minus an exercise price of US$0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable. The initial exercise price of each Series A Warrant is US$5.21 per Subordinate Voting Share. The Series A Warrants are exercisable immediately and expire 60 months after the Release Date (as defined in the Purchase Agreement) and may be exercised on a cashless basis if there is not then an effective registration covering the resale of the Subordinate Voting Shares underlying the Series A Warrants. The number of securities issuable under the Series A Warrant is subject to adjustment as described in the Series A Warrant. The initial exercise price of each Series B Warrant is US$12.51 per Subordinate Voting Share. They also include an alternative cashless exercise option, allowing the holder to exercise the Series B Warrant at any time and receive three Subordinate Voting Shares for each Subordinate Voting Share then underlying the Series B Warrant without additional consideration. The Series B Warrants are exercisable immediately and expire 30 months after the Release Date. The number of securities issuable under the Series B Warrant is subject to adjustment as described in the Series B Warrant.

●	On February 26, 2025, the Company also entered into a placement agent agreement (the “Placement Agreement”) with Aegis Capital Corp. (“Aegis”), pursuant to which the Company engaged Aegis to act as its sole placement agent in connection with the offering. Pursuant to the terms of the Placement Agreement, Aegis agreed to use its best efforts to arrange for the sale of the securities in the offering. As compensation to the placement agent, the Company paid the placement agent placement commission equal to 15.0% of the aggregate gross proceeds from the offering. Aegis will also receive a fee of 10.0% of the proceeds from the cash exercise of any warrants currently outstanding or issued in the Placement, payable on exercise. In addition, the Company agreed to reimburse Aegis for certain out-of-pocket expenses, including reasonable legal fees and disbursements for its counsel.

●	On February 26, 2025, the Company entered into an exchange agreement (the “Exchange Agreement”) with certain holders of tranches of warrants to purchase Subordinate Voting Shares previously issued by the Company in March 2024 and December 2023 (collectively, the “Old Warrants”). Under the Exchange Agreement, such holders agreed to exchange with the Company some of the outstanding Old Warrants for 2,495,933 new warrants (the “Exchange Warrants”) to purchase Subordinate Voting Shares, substantially similar to the Series B Warrants issued in the Private Placement. If the exercise price of the Exchange Warrants are adjusted to the floor of US$0.76, up to 123,253,146 Subordinate Voting Shares would be issuance upon the exercise of the Exchange Warrants. As a result of the Exchange Agreement, Old Warrants that were exchanged were cancelled as of that date.

●	On October 30, 2024, the Company received the first shipment of the Sensera Devices from the factory in China.

●	On October 21, 2024, the Company effected a 1-for-17 reverse stock split of its outstanding Enhanced Voting Preference Shares (the “Enhanced Voting Preference Shares”).

●	On September 20, 2024, the Company issued 75,000 Enhanced Voting Preference Shares (9 Enhanced Voting Preference Shares post reverse splits) to its Chief Executive Officer.

●	On September 5, 2024, the Company announced that it has submitted its flagship feminine wellness product to the CES®2025 Innovation Awards competition, scheduled to be announced in January 2025.

●	On September 4, 2024, the Company announced that it has partnered with FDA-registered manufacturer to launch the Sensera pods.

●	On August 26, 2024, the Company effected a 1-for-17 reverse stock split of its outstanding Subordinate Voting Shares (the “Subordinate Voting Shares”).

●	On August 28, 2024, the Company announced the debut of its flagship feminine wellness product at CES®2025, scheduled to take place in Las Vegas this January 2025. Femto’s groundbreaking product is set to redefine the standards of feminine care and wellness, showcasing its proprietary SRS (Smart Release System) technology utilizing advanced sensors that precisely detect, infuse and personalize wellness substances aiming to support intimacy and wellbeing. Femto’s commitment to enhancing women’s health and wellbeing through cutting-edge technology is leading the company’s innovation pipeline and growth route.

●	On August 1, 2024, the Company announced the results of its annual general and special meeting of shareholders that was held on that day in which the shareholders have approved the Company’s proposal of creation of a new class of shares of the Company, as described in the Company’s information circular dated June 21, 2024, and issuance of such shares to Yftah Ben Yaackov, a director and the chief executive officer of the Company.

●	On July 22, 2024, the Company’s name has been changed to Femto Technologies Inc.

●	On May 27, 2024, pursuant to an Agreement Dated May 27, 2024, the Company issued 450,000 Subordinate Voting Shares (53 Subordinate Voting Shares post reverse splits) (valued at US$400,500) as a guarantee to the co-owner of a farm following the Company’s decision to suspend the construction of a cannabis farm on that property. Under the Agreement, the shares are to be held in escrow by the Company until the earlier of (a) the third anniversary of the Settlement Agreement, or (b) the date on which the Company’s board of directors resolves not to construct the cannabis farm. The number of shares to be released is subject to adjustment in the event that the market price of the Company’s Subordinate Voting Share is lower than US$7,565 per share on the date of release.

●	On March 22, 2024, the Company effected a 1-for-190 reverse stock split of its outstanding Subordinate Voting Shares.

●	As of the close of trading on March 14, 2024, the Subordinate Voting Shares were voluntarily delisted from the Canadian Securities Exchange (“CSE”). The delisting from the CSE will not affect the Company’s listing on the NASDAQ Capital Market (the “NASDAQ”). The Subordinate Voting Shares will continue to trade on the NASDAQ under the symbol “BCAN”.

●	On March 14, 2024, the Company announced the closing of a firm commitment underwritten U.S. public offering with gross proceeds to the Company of approximately US$7,000,000, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of (a) 16,166,667 Subordinate Voting Shares (or 5,005 Subordinate Voting Shares post reverse splits), (b) 100,500,000 pre-funded warrants (or 31,115 post reverse splits), (c) 16,166,667 (or 5,005 post reverse splits) A warrants to purchase one Subordinate Voting Share (the “A Warrants”), and (d) 32,333,334 (or 10,010 post reverse splits) B warrants to purchase one Subordinate Voting Share (the “B Warrants”). All pre-funded warrants were exercised. To date, 7,062,238 A Warrants (415,426 A Warrants post reverse split ) have been exercised on a cashless basis, 172,766 B Warrants (10,163 B Warrants post reverse split ) have been exercised at an exercise price of US$1.3643 per Subordinate Voting share and 20,874 B Warrants have been exercised at an exercise price of US$8.1782 per subordinate voting share. As described on the Prospectus, the Company intends to use the net proceeds from this offering primarily for product design and manufacturing of the Sensera Device, sales and marketing campaigns, patent prosecution ,working capital and development of additional products based on the Company’s technology and identification and acquisition of Cannabis companies with a focus on the CBD sector as an alternative to building growing cannabis farms.

Female Technology (FemTech)

As part of the Company’s new strategy, and following the development of the Sensera Device, aimed at the technology field of the female wellness world, the Company intends to work to further pursue business opportunities in the world of FemTech, which is estimated at tens of billions of dollars a year3.

To this end, the Company intends to focus in the coming years on the development of additional products for the female wellness world, both at the level of technology and at the level of materials, some of which we expect will be CBD-based.

Following this new strategy the Company has changed its name to Femto Technologies.

Femto, a pioneer in women’s care technology innovation, is committed to advancing women’s wellness and lifestyle, leveraging its proprietary “Smart Release Technology,” or SRT, and core ability to innovate data-driven products to spearhead the development of smart products in the sectors of intimacy, sports, hair, and cosmetics.

The Company’s flagship intimacy product, equipped with SRT technology, an app, and machine learning personalized abilities, is in its final pre-launch stages. With the Global Wellness Institute predicting the women’s wellness economy’s growth to reach $8.5 trillion by 20273, Femto is positioned at the forefront of technological innovation.

Innovative Product Line-Up

Femto’s hope is to redefine skincare with its smart cosmetic face device, utilizing smart release technology alongside interchangeable serum capsules. This innovation allows users to seamlessly transition between treatments, catering to a variety of skin needs. The integration of LED light therapy and gentle vibrations ensures optimal serum absorption, making every skincare a smart and personalized experience.

In the hair wellness arena, Femto’s proprietary technology has given rise to an innovative hair growth brush, designed to optimize hair treatment. By combining LED light therapy, gentle vibrations, and essential nutrient capsules, this brush aims to foster an ideal environment for hair growth, ensuring comprehensive care for every hair follicle.

3This statement is based on the following articles:

https://en.wikipedia.org/wiki/Femtech

https://finance.yahoo.com/news/global-femtech-market-size-estimated-152000742.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&guce_referrer_sig=AQAAADxu1hPZubc8wPMpkhk3CuMheA6quYhXQcUbsUG0MZH0gz1TGIKsOsyex9GtqEWHcy430Cf9lyBhKNOgnHW8YW-eTbo3xQ5bqlhdr4YsFWf2pHC5xd14-RfauhVe4yQfGU1kqNEkA1jcOSO4JEpJj_H3eE0QBxNn6lOZAQyF5XmV

Venturing into women’s sports, Femto’s development of a muscle pain relief regulator illustrates the company’s dedication to enhancing athletic performance and recovery. This wearable technology merges heat therapy, vibration, and gel application in a user-friendly design, offering targeted relief and muscle recovery support.

Sensera Device Business

Zigi Carmel is the registered owner the Sensera Device. According to research1 conducted across the globe, treatment with low-concentration CBD oils can relieve candida, dryness, scars, and many other female health issues. Numerous studies2 have shown CBD interacts with the endocannabinoid system, a master regulatory system with receptors all around the body. By activating these receptors, CBD can have health benefits that help have sex more approachable and pleasurable by reducing stress, enhancing one’s mood, promoting body comfort, and treating vaginal issues.

The Company continues to pursue patent application approvals for the Sensera Device, including the filing of 11 national phase applications in different countries and jurisdictions including Europe, Japan, China and the US. The Company filed “Medical Adult Toy” and “Smart Adult Toy” national phase patent applications in January 2024. We estimate the cost to pursue patent application approvals in all 11 jurisdictions to be $100,000. The patent approval process follows these steps: filing of an application, examination, publication and approval or rejection of the patent application. The timeline for the patent process from filing to approval varies depending on the jurisdiction (Europe 3-5 years, US and Japan 2-3 years, China up to 2 years). The Company’s ‘Go to Market’ strategic plan is based on combined Business to Business (“B2B”) and Business to Consumer (“B2C”) sales.

1 This statement is based on the following articles:

www.ncbi.nlm.nih.gov/pmc/articles/PMC7924206/

www.ncbi.nlm.nih.gov/pmc/articles/PMC8380785/

www.ncbi.nlm.nih.gov/pmc/articles/PMC4851925/

www.supmedi.com/en/blogs/cbd-oil-and-scars/.

2 This statement is based on the following articles:

https://www.healthline.com/health/cbd-sex-effectiveness

https://www.mindbodygreen.com/articles/hemp-oil-for-sex

https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7924206/

As of the date of this MD&A, the Company has:

1.	completed the design of the following modules: ergonomic, configuration, concept, industrial design and design for manufacturing;

2.	in the hardware space, developed the mainboard of the device, side board, sensors for humidity, heat and heartbeat;

3.	in the engineering space, performed proof of concept and industrial design inputs;

4.	in the firmware space, developed software design details, system test and configurations;

5.	in the user experience/user interface (“UX/UI”) space, developed the software and application screens, including the application design and characterization;

6.	filed various Patent Cooperation Treaty (“PCT”) applications covering mechanical, system logic, and design aspects of the Sensera Device; and

7.	filed national patent applications in 11 countries, including the USA and countries in the EU.

8.	Started production in small quantities.

9.	filed various design applications for the lubricant the capsules in 4 different countries.

The Company also developed the following enhancements for the product:

●	Unique Pump Design - Efficient Resource Monitoring: The Sensera Device features a miniature pump design with liquid flow capabilities precisely tailored to meet the system’s requirements.

●	Suction Mechanism - Navigating Legal Constraints: In response to legal restrictions and guidance from the patent office, we have developed a unique vacuum mechanism for the device with a peristaltic pump based on an expired 1911 patent.

●	Moisture Detection Sensor - Triple Sensor Synergy: Integrating three sensors—motion, liquid amount, and friction detection—was essential for the development of the moisture detection sensor. Their combination allows us to identify friction in relation to the amount of liquid around the product and enhances its functionality.

●	Pelvic Floor Games- Training for Well-Being: Most women face pelvic floor weakness at some point in their life, causing pain and decrease in libido. We identified existing devices (not combined with vibrators) designed for training and strengthening these muscles, offering a potential solution to enhance users’ quality of life. Creating unique training programs makes strengthening these muscles enjoyable, encouraging users to persist. Additionally, the programs provide feedback on internal muscles, offering a personalized way to track their progress.

●	Vaginal Pulse Sensor - Innovative Experience Measurement: We recognized that pulse measurement is a valuable way to assess user experience. It also allows us to confirm the fact that the vibrator is inserted into the body. We developed a pulse sensor specifically designed for the vagina - an innovation not previously explored. To validate its effectiveness, we built an experimental model and conducted successful testing with an experimenter. This experiment confirmed the sensor’s suitability for measuring pulse within the vaginal environment, contributing to the product’s ability to gather more information and to assess the user’s experience.

●	Smart Delivery System Potential: The smart delivery system, initially developed here for intimate use, has the potential to extend into other product fields. We identified possibilities in diverse sectors such as cosmetics and sport therapy devices. These areas will require additional research, but we anticipate substantial opportunities for innovation and marketing in these domains.

●	Sphere Development - Elevating UX/UI Experience: Recognizing the smart nature of both the Sensera Device and its accompanying application in development, that in the future will feature machine learning and AI capabilities, we prioritized creating a high-end UX/UI communication experience. The innovative sphere feature serves as a futuristic element, providing infrastructure preparation for artificial intelligence and machine learning, modules for implementation in the device (similar to interfaces like SIRI).

The first full functional prototype of the Sensera Device is now ready. The Company plans to go to market in the fourth quarter of 2025 and start selling the device worldwide based on patents that have been filed in different countries.

In order to go to market, the Company needs to test the protype and commence manufacturing of the Sensera Device. As the initial version of the product will be recreational, no regulatory approvals are required provided that the oils and lubricants will not contain cannabis products that require FDA approval. In any event the company intends as part of its business plan to manufacture lubricants and oils that don’t include cannabis products.

As of June 30, 2025, and since the completion of the Zigi Carmel acquisition, the Company has invested $4,737,648 in the development of the Sensera Device, as described above, and $310,123 in patent applications. The Company expects that the investments to be made in the next 3 months will be decreased as the Company gets closer to launching the product in the market.

Patent And Design Applications – Provisional and PCT

Country	Subject	App. No.	Filed	Publication No.	Pub. Date	Status/Next action
Patent Cooperation Treaty	SMART ADULT TOY	PCT/IL2023/050016	05/01/2023	WO2023131950	13/07/2023	National Phase due 6.7.2024 Expiration 20 years from the PCT filing date 1.1.2043

Patent Cooperation Treaty	MEDICAL ADULT TOY	PCT/IL2022/050783	20/07/2022	WO 2023/002485	26/01/2023	National Phase In Progress Expiration 20 years from the PCT filing date 20/07/2042

United States of America	FEMALE TREATMENT DEVICE	63/450,503	07/03/2023			Provisional application Deadline for filing PCT or regular applications 7.3.2024 Expiration 20 years from the filing date International filing date (PCT)

Medical Adult Toy national patent applications:

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	[Expiry Date]	Status/Next action
United States of America	63/223,822	2813834	20/07/2021				Term Ended

Patent Cooperation Treaty	PCT/IL2022/050783	2864079	20/07/2022	WO 2023/002485	26/01/2023		National Phase entered

Australia	2022314317	2994627	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Canada	3,221,838	2994630	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2026

European Patent Office	22845568.9	2994654	20/07/2022	4373454	29/05/2024	[20/07/2042]	Response to EESR sent to associates; awaiting filing confirmation and then Office Action

India	202317083896	2994660	20/07/2022			[20/07/2042]	Awaiting first Office Action

Israel	309183	2994674	20/07/2022			[20/07/2042]	Awaiting first Office Action

Japan	2023-576213	2994680	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2025

New Zealand	806417	2994690	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Republic of Korea	10-2023-7045274	2994700	20/07/2022	10-2024-0035412	15/03/2024	[20/07/2042]	Deadline for requesting examination: Jul 20, 2025

Singapore	11202309414Q	2994714	20/07/2022			[20/07/2042]	Awaiting first communication

United States of America	18/567,766	2994728	20/07/2022	US 2024/0207133	27/06/2024	[20/07/2042]	Response to Office Action filed; awaiting further communication

Smart Adult Toy national patent applications:

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	Next Renewal	Status/Next action
Patent Cooperation Treaty	PCT/IL2023/050016	2906680	05/01/2023	WO2023121950	13/07/2023		National Phase entered

China	202380023895.8	3022281	05/01/2023				Examination in progress; Office Action due: Dec 09, 2024

Australia	2023205476	3022265	05/01/2023			05/01/2027	National Phase entered; Deadline for requesting examination: Jan 05, 2028

Canada	3,247,151	3022272				05/01/2025	National Phase entered; Deadline for requesting examination: Jan 05, 2027

European Patent Office	23737259.4	3022296	05/01/2023	4460280	13/11/2024		Application filed; Expected date for 1st Official Action: Aug 05, 2026

India	202417053599	3022303	05/01/2023				National Phase entered; Deadline for requesting examination: Jan 06, 2026

Israel	314148	3022319	05/01/2023				Application filed; Expected date for 1st Official Action: Jul 06, 2027

Japan	2024-540959	3022320	05/01/2023				National Phase entered; Deadline for requesting examination: Jan 05, 2026

New Zealand	812746	3022331	05/01/2023			05/01/2027	National Phase entered; Deadline for requesting examination: Jan 05, 2028

Republic of Korea	10-2024-7026415	3022340	05/01/2023				National Phase entered; Deadline for requesting examination: Jan 05, 2026

Singapore	11202404709W	3022350	05/01/2023				National Phase entered; Deadline for requesting examination: Jan 06, 2025

United States of America	18/726,930	3022360	05/01/2023				National Phase entered; Expected date for 1st Official Action: Jan 05, 2025

Design Applications

Country	Subject	App. No.	Filed	Design No.	Grant Date	Status/Next action
United States of America	FEMALE TREATMENT DEVICE	35/520,188	11/02/2024			Allowance

International Design Deposit	FEMALE TREATMENT DEVICE	WIPO144151	11/02/2024	DM/235494	11/02/2024	Registered

European Union

United Kingdom

China	Lubricant Capsule	202330522171.0	15/08/2023	ZL 202330522171.0	25/06/2024	Registered

United Kingdom	Lubricant Capsule	235655				Registered

International Design Deposit	Lubricant Capsule	WIPO144152	11/02/2024	DM/235655	11/02/2024	Registered

European Union	Lubricant Capsule	WIPO144152	11/02/2024	DM/235655	11/02/2024	Registered

United States of America	Lubricant Capsule	35/520,369	11/02/2024	D1075514	20/05/2025	Registered

CRM Software Business

The Company’s wholly owned subsidiary–BYND - Beyond Solutions Ltd. (“BYND Israel”), a corporation incorporated under the laws of the State of Israel, develops and markets customer relationship management (CRM) software products that enable small and medium sized enterprises (SMEs) to optimize day to day functions, such as sales management, workforce management, contact center operations and asset management. BYND Israel currently offers a proprietary CRM software product known as “Benefit CRM” (our “Benefit CRM Software”) to its customers. BYND Israel has been developing the next generation of its Benefit CRM Software (our “New CRM Platform”), which is cloud based and includes many new features and enhancements.

CRM Cannabis Software Business

BYND Israel has also developed a new, CRM software platform, designed specifically to serve the unique needs of the medical cannabis sector (our “New Cannabis CRM Platform”).

The development of the New Cannabis CRM Platform was initiated with clear objectives aligned with our organizational priorities, as follows:

●	Enhance operational efficiency and streamline processes within the cannabis cultivation domain.
●	Ensure regulatory compliance and mitigate risks inherent in the industry.
●	Improve data-driven decision-making and optimize resource allocation to maximize yield and profitability.

The functionalities of the New Cannabis CRM Platform include:

●	Real-time monitoring of environmental conditions.
●	Automated control of irrigation and nutrient delivery systems.
●	Tracking of inventory levels and batch traceability.
●	Generation of customizable reports and analytics powered by BI tools.
●	Integration of AI algorithms for predictive analytics and optimization.
●	Intuitive user interface design for enhanced usability.
●	Seamless integration with IoT sensors and CRM systems.

As of the date of this MD&A, the development of the New Cannabis CRM Platform has been completed, and we are working to locate potential paying customers for the software in Israel. There is no more investment needed in this CRM Cannabis Software other than an investment in a marketing and sales team is estimated at $150,000. Due to significant negative changes in the medical cannabis market around the world, and particularly in Israel we have doubt regarding the ability to generate revenues from this platform.

Medical Cannabis Business

The Israeli cannabis market has experienced a very significant upheaval in recent years, and most of the negative impact was done to the growing farms considering the opening of cannabis import channels to Israel. As a result, there has been significant consolidation in the growing field and many growing farms and processing plants have closed, including the oldest growers and producers in Israel. At the same time, the retail prices of medical cannabis in Israel have also dropped significantly, all this leads to economic unfeasibility for building a growing farm and investing enormous resources in its ongoing maintenance. Moreover, the ongoing state of war has severely affected the entire agricultural sector in Israel, especially in areas close to the border with Gaza, such as Moshav Kochav Michael, where the company planned to build the farms, it is currently unknown how long this situation will continue and what the long-term damage and implications will be for the sector.

BYND Israel’s original goal was to leverage its medical cannabis business to assist in the development of its New Cannabis CRM Platform by using data generated by the operation of the Company’s planned cannabis growing facility, including data relating to the growing, harvesting and selling of medical cannabis. However, the Company’s board of directors took the decision to suspend activities related to construction of the cannabis growing facility. This decision was taken in light of management’s observation of significant negative changes in the medical cannabis market around the world, and particularly in Israel, that have taken place since the time the Company was established, in addition to the lack of funds for the required budget for the construction of the facility, and in light of the ongoing war involving the State of Israel and the proximity of the area designated for cultivation to the border with Gaza.

The Company’s board of directors reconsidered the suspension in July 2024 and decided to extend the suspension at least until April 2025 and then decided to extend the suspension in April 2025 to at least December 2025. Once a decision is made to proceed with the construction of the cannabis growing facility, the required permits necessary to begin the construction will need to be obtained once the Initial Authorizations have been formally transferred from Dalia Bzizinsky to BYBY. This transfer must be approved by the Israeli Ministry of Health Medical Cannabis Unit which will occur following approval of the Ministry of Agriculture to a change in land designation. BYBY estimates it will cost approximately $100,000 to complete the permitting process, which costs would be funded from general working capital.

On May 27, 2024, pursuant to an Agreement Dated May 27, 2024, the Company issued 450,000 Subordinate Voting Shares (26,471 subordinate voting shares post reverse split) (valued at US$400,500) as a guarantee to Dalia Bzizinsky following the Company’s decision to suspend the construction of a cannabis farm on that property.

The Company will continue renewing the Initial Authorizations that expire on November 29, 2025 until a final decision is made regarding the construction of a cannabis farm.

Currently, the Company is actively searching for opportunities outside of Israel in the CBD and medical cannabis space for collaborations or acquisitions.

The above section is supported by the following articles:

https://www.jpost.com/business-and-innovation/all-news/article-726866

https://m.calcalist.co.il/Article.aspx?guid=ryksx0089t

https://www.homee.co.il/%D7%AA%D7%A2%D7%A1%D7%95%D7%A7%D7%94-%D7%95%D7%99%D7%96%D7%9E%D7%95%D7%AA/%D7%A9%D7%95%D7%A7-

%D7%91%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C

https://mobile.mako.co.il/cannabis-news/Article-e59ce91a9558881026.htm

https://www.globes.co.il/news/article.aspx?did=1001457048

https://www.globes.co.il/news/article.aspx?did=1001445389

https://m.calcalist.co.il/Article.aspx?guid=syetmqbf2

https://www.xn--4dbcyzi5a.com/5-%D7%A1%D7%99%D7%91%D7%95%D7%AA-%D7%9E%D7%93%D7%95%D7%A2-%D7%97%D7%91%D7%A8%D7%95%D7%AA-

%D7%94%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C-%D7%9C%D7%90-%D7%9E%D7%A6%D7%9C/

https://www.xn--4dbcyzi5a.com/%D7%90%D7%97%D7%A8%D7%99-%D7%A9%D7%94%D7%A4%D7%A1%D7%99%D7%93%D7%94-%D7%9E%D7%90%D7%95%D7%AA-

%D7%9E%D7%99%D7%9C%D7%99%D7%95%D7%A0%D7%99-%D7%A9%D7%A7%D7%9C%D7%99%D7%9D-%D7%97%D7%91%D7%A8%D7%AA-imc/

https://www.קנאביס.com/אחרי-14-שנים-בתחום-בול-פארמה-הודיעה-על-חד/

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company for the six-month period ended June 30, 2025 and 2024 and for the year ended December 31, 2024. The selected financial information set out below has been derived from the Company’s consolidated unaudited interim financial statements and accompanying notes and its consolidated audited financial statements and accompanying notes, for the corresponding periods. The selected financial information set out below may not be indicative of the Company’s future performance.

Item	Six Month Period Ended June 30, 2025 (CAD$)	Six Month Period Ended June 30, 2024 (CAD$)	Year Ended December 31, 2024 (CAD$)
Revenues	407,921	714,914	998,839
Profit (loss) for the period	21,106,751	(30,539,942)	(47,590,257)
Profit (loss) Per Share – basic and diluted	58.57	(5,424.41)	(50,655)
Total Assets	44,469,942	41,390,924	30,241,067
Non-Current Liabilities	700,844	32,518,488	24,997,174
Total Liabilities	1,438,704	33,163,322	25,849,268
Working Capital	18,465,571	7,276,931	4,121,747
Shareholders’ Equity	43,031,238	8,227,602	4,391,799
Number of Shares Outstanding at period end (Post reverse splits)	840,762	1,297	1,311

The Company presently does not pay and does not anticipate paying any dividends on its Subordinate Voting Shares, as all available funds will be used to develop the Company’s business for the foreseeable future. See “Results of Operations and Overall Performance” below for a discussion of factors which have contributed to period-to-period variations.

From 2022 to 2024, the Company maintained steady levels of revenues from its CRM business.

During the fiscal year ended December 31, 2023, the Company continued to invest in the cannabis CRM software, in the total amount of $366,325.

On September 22, 2022, the Company completed its acquisition of Zigi Carmel which resulted in an increase to the Company’s intangible assets of $42,961,382.

The Financial Statements have been prepared in accordance with IFRS. The MD&A should be read in conjunction with the Financial Statements.

The Financial Statements are presented in Canadian dollars. The functional currency of the Company is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the Company operates.

RESULTS OF OPERATIONS AND OVERALL PERFORMANCE

A.	OVERALL PERFORMANCE

	●	Revenues during the period were $407,921 as compared to $714,914 for the same period in 2024. This decrease is mainly a result of decreased revenues from software development in the amount of $241,163.

	●	For the six-month period ended June 30, 2025, the Company’s gross margin was 8%, as compared to 25% for the same period in 2024.

	●	As at June 30, 2025, the Company had a cash balance of $18,671,111 (December 31, 2024: $4,617,034).

●

The Company experienced negative cash flows from operating activities during the six-month period ended June 30, 2025, in the amount of $5,895,982, primarily due to its net profit of $21,106,751, offset by a $30,389,592 gain from revaluation of warrants. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

B.	OPERATING RESULTS

For the six-month period ended June 30, 2025, the Company recorded a net profit of $21,106,751, compared to a net loss of $30,539,942 in the same period in 2024, and had a cash balance as at June 30, 2025, of $18,671,111 (December 31, 2024 - $4,617,034).

The following provides an overview of the Company’s financial results for the six-month period ended June 30, 2025, and 2024:

Revenue

The Company has derived its revenue from the sources as summarized in the following:

	June 30, 2025	June 30, 2024
Software development	$273,110	$514,273
Software license	79,728	145,340
Software supports	27,355	23,119
Cloud hosting	24,049	24,572
Others	3,679	7,610
	$407,921	$714,914

●	Revenues during the period were $407,921 as compared to $714,914 for the same period in 2024. This decrease is mainly a result of decreased revenues from software development in the amount of $241,163.

●	Approximately 64% of our sales during the period and 66% of our sales for the same period in 2024 were to our largest customer and as a result, we are highly dependent on this customer to continue our operating activities.

●	Development of the Company’s New CRM Platform is now complete and we began to generate revenues from it in 2023.

●	Development of the Company’ New Cannabis CRM Platform is now complete and is currently being tested at the Weizmann Institute of Science, however, we do not expect to generate revenues from the platform in the foreseeable future.

●	The Company’s proposed development of a medical cannabis facility is on hold and we do not expect to generate revenues from the sale of cannabis or cannabis infused products from the cannabis facility in the near future.

Cost of Revenue

●	Cost of revenues for the period amounted to $373,208 as compared to $537,656 for the same period in 2024. This decrease is mainly a result of a $93,595 decrease in salaries and benefits and a $66,785 decrease in subcontractors expenses.

●	For the six-month period ended June 30, 2025, the Company’s gross margin was 8%, as compared to 25% for the same period in 2024.

General and Administrative Expenses, Depreciation, Consulting and Marketing, Share-based compensation, Research and Development and Professional Fees

●	For the six-month period ended June 30, 2025, general and administrative expenses increased to $1,581,461 from $1,026,671 for the same period in 2024. The increase was mainly due to a $452,258 increase in compensation to senior management and directors.

●	Professional fees increased to $1,213,074 from $1,036,852 for the same period in 2024, mainly due to an increase in fees in the area of financial advisory, M&A and corporate finance.

●	Consulting and marketing expenses increased to $840,657 from $122,584 for the same period in 2024 due to investment in marketing and branding of the Sensera Device.

●	Depreciation and amortization expenses decreased to $1,285 from $2,874 for the same period in 2024.
●

Share-based compensation expenses decreased to $2,052,346 from $3,616,874 for the same period in 2024 due to lower amounts of RSUs granted to officers and directors of the Company as well as consultants of the Company

●	Research and development expenses increased to $1,769,403 from $1,031,154 for the same period in 2024 due to development of the Sensera Device.

Other Income (Loss) items

●	Foreign exchange loss was $1,155,417 compared to a gain of $61,919 for the same period in 2024.

●	Finance income was $280,743 income compared with $83,797 for the same period in 2024, mainly due to interest income from term deposits.

●	Gain from warrants revaluation was $30,389,592 compared with a loss of $24,000,387 for the same period in 2024.

●	Loss from settlement agreement revaluation were $971,687 compared to $Nil for the same period in 2024.

C. SUMMARY OF QUARTERLY RESULTS

Three months ended	Revenues	Net Profit (loss)	Profit (loss) Per Share – basic and diluted
June 30, 2025	205,229	31,784,170	44.52
March 31, 2025	202,692	(10,677,419)	(3,586)
December 31, 2024	182,306	(11,631,845)	(8,885)
September 30, 2024	101,619	(5,418,470)	(4,155)
June 30, 2024	405,946	77,375	71.58
March 31, 2024	308,968	(30,617,317)	(574,515)
December 31, 2023	205,121	(15,167,579)	(635,605)
September 30, 2023	202,058	(1,439,785)	(59,185)

For the last eight quarters, the Company has maintained steady levels of revenues from its CRM business with a pattern of higher revenues in the first quarter of each fiscal year due to higher software licenses paid at that time.

Losses increased starting in the second quarter of 2022 primarily due to higher general and administrative expenses as well as increasing professional fees incurred due to the Company’s NASDAQ listing. These expenses are mainly for investor relations and public relations expenses as well as digital marketing, professional fees for financial advisory, M&A and corporate finance, legal fees and accounting fees.

Loss for the fourth quarter of 2023 was significantly higher due to an impairment loss of $13,142,481, which includes full impairment of our investment in the planned cannabis growing facility and the intangible assets in our Initial Authorizations and our New Cannabis CRM Platform as well as partial impairment of our Sensera Device patent applications.

Loss for the first quarter of 2024 was significantly higher due to a change in fair value of derivative warrants liabilities in the amount of $28,977,934.

The Company considered indicators of impairment for the patent applications at September 30, 2024. The Company decided to impair the patent applications in the amount of $5,601,167 due to delays with the development and production of the Sensera Device due to the war conditions in Israel. The forecasts for the revenue the Company anticipates generating from these patent applications are still valid but the expected income from the Sensera Device is delayed.

The Company intends to consider indicators of impairment for the patents pending every quarter.

Gain for the second quarter of 2025 was significantly higher due to a change in fair value of derivative warrants liabilities in the amount of $30,389,592.

The Financial Statements have been prepared in accordance with IFRS. The MD&A should be read in conjunction with the Financial Statements.

The financial statements are presented in Canadian dollars. The functional currency of the Company is the NIS. NIS represents the main economic environment in which the Company operates.

D.	LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2025, the Company had a cash balance of $18,671,111 (December 31, 2024: $4,617,034).

Item	Six Month Period Ended June 30, 2025 (CAD$)	Six Month Period Ended June 30, 2024 (CAD$)
Cash used in operating activities	(5,895,982)	(3,512,936)
Cash used in investing activities	(1,290)	-
Cash provided by financing activities	20,657,779	7,749,324
Net increase in cash	14,760,507	4,236,388

●	The Company experienced negative cash flows from operating activities during the six-month period ended June 30, 2025, in the amount of $5,895,982, primarily due to its net profit of $21,106,751, offset by a $30,389,592 gain from revaluation of warrants. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

●	The Company believes that it will be able to generate sufficient cash flows to maintain its current capacity.

●	On July 19, 2023, the Company issued 1,733,334 Subordinate Voting Shares (537 Subordinate Voting Shares post reverse splits) at a price of US$1.50 per share following the closing of an underwritten U.S. public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, for net proceeds of $3,018,565.

●	On December 21, 2023, the Company issued 2,884,616 Subordinate Voting Shares (893 Subordinate Voting Shares post reverse splits) at a price of US$0.52 per share following the closing of a registered direct public offering with gross proceeds to the Company of $1,996,650, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, for net proceeds of $1,677,186.

The offering was for the sale of 2,884,616 units (893 units post reverse splits), each consisting of one Subordinate Voting Share and one warrant to purchase one Subordinate Voting Share at an exercise price of US$0.52.

●	On March 14, 2024, the Company announced the closing of a firm commitment underwritten U.S. public offering with gross proceeds to the Company of approximately US$7,000,000, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of 116,666,667 units (36,120 units post reverse splits), each consisting of one Subordinate Voting Share and three Subordinate Voting Share purchase warrants, at a price to the public of US$0.06 per unit. The Company intends to use the net proceeds from this offering primarily for product design and manufacturing of the Sensera Device, sales and marketing campaigns, patent prosecution and working capital.

The Company has financial liabilities with the following maturities as at June 30, 2025:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables	$148,263	$-	$-	$-	$-	$148,263
Long term loan and unpaid interest	46,316	33,488	11,935	-	-	91,379
	$194,579	$33,488	$11,935	$-	$-	$239,642

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its financial performance, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

OUTSTANDING SHARE CAPITAL

Subordinate Voting Shares

Issued & Outstanding as at June 30, 2025	840,762
Shares issued to a consultant following vesting of RSUs	20,000
Issued & Outstanding as at August 26, 2025	860,762

Convertible Securities	Exercise Price		Expiry Date
February 2025 Series A Warrants	US$	380	April 9, 2030	55,921
February 2025 Series B Warrants			October 9, 2027	1,340
March 2024 Series A Warrants			September 14, 2026	109
March 2024 Series B Warrants	US$	380	March 14, 2029	233
RSUs				6,852

Fully Diluted Share Capital				925,217

TRANSACTIONS WITH RELATED PARTIES

During the six-month period ended June 30, 2025, the Company paid management, consulting and director fees in the aggregate amount of $1,609,779 to its President (Mr. Maram), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and four directors (Mr. Zigdon, Mr. Wolkin, Mr. Shirazi and Mrs. Szabo). During the same period in 2024 the Company paid $1,302,005 to its President (Mr. Maram), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and four directors (Mr. Zigdon, Mr. Wolkin, Mr. Shirazi and Mrs. Szabo).

As at June 30, 2025, $1,110 was owed from a shareholder of the Company (Miss Dalia Bzizinsky) (December 31, 2024– $1,025).

As at June 30, 2025, $421,814 was owed to directors of the Company for management, consulting and director fees (Mr. Ben Yaackov, Mr. Kabazo, Mr. Wolkin, Mr. Tal and Mrs. Szabo) (December 31, 2024– $233,691).

On February 7, 2025, the Company granted 120,000 RSUs (240 RSUs post reverse split) to four directors of the Company, the RSUs vested immediately.

Mr. Kabazo – 30,000 RSUs (60 RSUs post reverse split)

Mr. Wolkin – 30,000 RSUs (60 RSUs post reverse split)

Mr. Zigdon – 30,000 RSUs (60 RSUs post reverse split)

Mrs Szabo – 30,000 RSUs (60 RSUs post reverse split)

On April 23, 2025, the Company granted 70,073 RSUs to Mr. Ben Yaackov, the RSUs vested immediately.

On April 25, 2025. the Company granted 70,000 RSUs to five directors of the Company, the RSUs vested immediately.

Mr. Kabazo – 20,000 RSUs

Mr. Wolkin – 10,000 RSUs

Mr. Zigdon – 20,000 RSUs

Mrs Szabo – 10,000 RSUs

Mr. Tal – 10,000 RSUs

All the above transactions were measured at fair value. Compensation to officers and directors of the Company is determined by the Company’s governance, nominating and compensation committee and is effective until the next compensation meeting, usually on April of each year.

PROPOSED TRANSACTIONS

As of the date of this MD&A, neither the Company’s board of directors nor its senior management have decided to proceed with any proposed asset or business acquisition or disposition.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, accounts payable, and accrued liabilities. The estimated fair value of these financial instruments approximates their carrying values because of the short term to maturity of these instruments.

As at June 30, 2025, the Company had $19,203,431 in current assets and $737,860 in current liabilities resulting in a working capital of $18,465,571.

RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of risks. The Company’s directors approve and monitor the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s exposure to credit risk is the carrying value of cash and amounts receivable.

For amounts due from customers, the Company performs ongoing credit evaluations of its customers, and monitors the receivable balance and the payments made in order to determine if an allowance for estimated credit losses is required. When determining the allowance for estimated credit losses the Company will consider historical experience with the customer, current market and industry conditions and any specific collection issues.

Interest Rate Risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. Loans payable include variable interest rates; however, the Company does not believe it is exposed to material interest rate risk.

Foreign Exchange Rate Risk

The Company is exposed to foreign exchange rate risks as the Company has a surplus of financial assets over financial liabilities denominated in USD as of June 30, 2025, consisting of cash in the sum of $18,614,188. As of June 30, 2025, a 5% depreciation or appreciation of the U.S. dollar against the NIS would have resulted in an approximate $930,709 decrease or increase, respectively, in total pre-tax profit.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The total amount of the Company’s financial liabilities according to the contractual conditions in non-capitalized amounts (including interest payments) as at June 30, 2025 for the next 5 years and over is $239,642. To secure the additional capital necessary to pursue its plans, the Company may have to raise additional funds through equity or debt financing.

Limited Financial Resources Risk

The Company’s board of directors has currently suspended plans to develop its planned cannabis growing facility. The Company has limited financial resources and operating revenues and its ability to move forward with plans to develop the cannabis growing facility, if the Company’s board of directors takes such decision, are dependent upon management’s success in raising additional capital. Failure to obtain additional financing could result in the further delay or indefinite postponement of the development of its planned cannabis growing facility and the Company would likely be unable to carry out its stated business objectives involving the cannabis facility.

While the Company has been successful until now in obtaining financing from the capital markets, there can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to pursue its business objectives on favorable terms, or at all. Restrictions on the Company’s ability to finance could have a materially adverse outcome on the Company and its securities, and its ability to continue as a going concern.

Market Risk

The Company’s Subordinate Voting shares trade on the OTCID and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short-term time horizons and longer-term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Business Risks relating to our CRM Business and Cannabis Software

The Company is exposed to various risks relating to its CRM software business, as follows:

●	Defects or disruptions in our cloud-based New CRM Platform and New Cannabis CRM Platform services could diminish demand for our services and subject us to substantial liability.

●	Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

●	We may in the future be sued by third parties for alleged infringement of their proprietary rights.

●	We will rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

●	The market for our technology delivery model and enterprise cloud computing application services is immature and volatile, and if it develops more slowly than we expect, our business could be harmed.

●	We are currently dependent on one of our clients for the majority of current revenues and any changes to that relationship could have a significant impact on future revenues.

●	In the past two years, there has been a significant change in the field of global medical cannabis, particularly in the State of Israel. Burdensome regulation, blocking of exports and approval of imports has caused a significant drop in prices and aggressive consolidation in the growers’ market to the point of closing most of the growing farms in Israel, as a result, we expect difficulty in marketing cannabis software and a decrease in expected revenues from this field.

Business Risks relating to our proposed Cannabis Business

The Company has suspended its activity regarding the construction of a medical cannabis farm. See “Medical Cannabis Business”. If the Company decides to renew this project, the following risk factors will have to be taken under consideration:

●	The Company does not yet have sufficient financial resources to complete construction of the medical cannabis facility and there is no guarantee that we will be able to raise the necessary capital, either through debt or equity financing, or in either case, on favorable terms.

●	Our cannabis facility business will be dependent on our obtaining certain licences and certain GSP and GAP good practice certifications, which if not maintained in good standing, may prevent us from being able to carry on or expand our operations.

●	We will face risks inherent in an agricultural business, and an inability to grow crops successfully will interrupt our business activities.

●	We will be relying on one key production facility, and disruption of operations at this facility could significantly interfere with our ability to continue our product testing, development and production activities.

●	We will rely on key components of our production and distribution process, such as energy and third-party producers and distributors, and a disruption in the availability of those key components, or in increase in their cost, could adversely impact our business.

●	Manufacturing difficulties, disruptions or delays could limit supply of our products and limit our product sales. Producing cannabis products is difficult, complex and highly regulated.

●	We are subject to environmental, health and safety regulations and risks, which may subject us to liability under environmental laws.

●	We are dependent on the success of our quality control systems, which may fail and cause a disruption of our business and operations.

●	The success of our branded cannabis products business will depend on the success of the cannabis product candidates we develop. To date, we have not developed any cannabis products, and we do not expect to generate revenue from any cannabis products that we develop in the near future.

●	Unfavorable publicity or unfavorable consumer perception of us or cannabis generally may constrain our sales and revenue.

Business Risks relating to our Sensera Device

●	We have never generated any revenue from product sales and this part of our business may never be profitable.

●	Our Sensera Device may contain errors or defects, which could result in damage to our reputation, lost revenues, diverted development resources and increased service costs, warranty claims and litigation.

●	The complex nature of the Sensera Device increases the likelihood that our products will contain defects.

●	Our Sensera Device contains potentially controlled substances, the use of which may generate public controversy.

●	We require large financial investments to complete product development and market introduction, including marketing and sales budgets.

General Business Risks

●	We face the risk of exposure to product liability claims, regulatory action and litigation if our products cause loss or injury.

●	We may not be able to obtain insurance coverage for all of the risks we face, exposing us to potential uninsured liabilities.

●	If any of the products that we produce or intend to produce are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may adversely affect our operations and limit our ability to manage and market our products, which would lead to a decrease in revenues.

Because most of our operations are conducted in Israel and most of the members of our board of directors, management, as well as a majority of our employees and consultants, including employees of our service providers, are located in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and other hostile non-state actors. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. As of the date of this MD&A, such attacks collectively resulted in over 1,200 deaths and over 2,600 injured people, in addition to the kidnapping of 101 civilians, including women and children. Shortly following the attack, Israel’s security cabinet declared war against Hamas.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, and as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. On October 9, 2023, the Central Bank of Israel announced its intent to sell up to $30 billion USD in order to protect the New Israeli Shekel (“NIS”) from collapse, however despite the foregoing announcement the NIS weakened to approximately 3.92 NIS for one US dollar as of the same day. In addition, on October 9, 2023, the Tel Aviv-35 stock index of blue-chip companies dropped by 6.4% whereas the benchmark TA-125 index fell by 6.2%. These events may imply wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct is business, operations and affairs.

It is possible that other terrorist organizations will join the hostilities as well, including Hezbollah in Lebanon, and Palestinian military organizations in the West Bank. Our facilities are not only within the range of rockets from the Gaza Strip, but also within the range of rockets that can be fired from Lebanon, Syria or elsewhere in the Middle East. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to deliver products to customers in a timely manner to meet our contractual obligations with customers and vendors could be materially and adversely affected.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

As a result of the Israeli security cabinet’s decision to declare war against Hamas, several hundred thousand Israeli reservists were drafted to perform immediate military service. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called for service in the current war with Hamas as of the date of this MD&A, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which may materially and adversely affect our business and results of our operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current war or future wars or other armed conflicts may disrupt their operations, in which event our ability to deliver products to customers may be materially and adversely affected.

In addition, popular uprisings in various countries in the Middle East and North Africa have affected the political stability of those countries. Such instability may lead to a deterioration in the political and trade relationships that exist between the State of Israel and these countries. Moreover, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies and customers in these countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such efforts, particularly if they become more widespread, may materially and adversely impact our ability to sell our products outside of Israel.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of the recent Hamas attacks and the war against Hamas declared by Israel. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

The company wishes to clarify that as of October 2023, due to the continuing war status that broke out in the Gaza Strip and the difficult security situation in northern Israel, the timetables of the Company’s various projects have been significantly delayed, due to reserve recruitment of employees, consultants and key employees of service providers, various shutdowns in the Israeli economy, a significant delay in shipments from Israel abroad and from abroad to Israel, the cessation of activity of various government institutions for many months. It was also decided to suspend the construction of the planned medical cannabis farm due, in part, to the proximity of the area designated for cultivation to the Gaza Strip.

The company does not know how long the delays will occur and whether it will be possible to return to full regular activity, and therefore, there has been a delay in the timetables for the development and production of the Sensera Device and it is not possible to estimate the exact time when it will be possible to return to full activity.

The Company cautiously assesses that if there is no further deterioration in security, it will be possible to return to full operations and launch the product in the third quarter of 2025.

In light of all of the above, there will be a significant delay in generating cash flow and income from the Company’s operations in 2025.

OTHER MATTERS

Legal Proceedings

There are no ongoing legal proceedings of any kind initiated by the Company or by third parties against the Company.

Contingent Liabilities

At the date of this MD&A, management was unaware of any outstanding contingent liability relating to the Company’s activities.

Disclosure Controls and Procedures

The Company’s directors and officers are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action.

The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the Company’s directors and officers, of the financial reports, the integrity and reputation of accounting personnel, and candid discussion of those risks.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided by the Company from time to time.

No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

APPROVAL

The Company’s board of directors oversees management’s responsibility for financial reporting and internal control systems through the Company’s audit committee. This committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the board of directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the Financial Statements and the disclosure contained in this MD&A.